EXHIBIT 99.1

NANOBIOTIX to Announce Fourth Quarter and Full Year 2025 Operational and Financial Update on March 31st, 2026

Conference call and webcast scheduled for Wednesday, April 1st, 2026, at 8:00 am EDT / 2:00 pm CEST

PARIS and CAMBRIDGE, Mass., March 26, 2026 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering nanoparticle-based approaches to expand treatment possibilities for patients with cancer and other major diseases, announced today that it will report its financial results for the fourth quarter and full year ended December 31, 2025, on Tuesday, March 31st, 2026, after the close of the U.S. market.

This release will be followed by a conference call and webcast on Wednesday, April 1st, 2026, at 8:00 AM EDT / 2:00 PM CEST, prior to the open of the U.S. market. During the call, Laurent Levy, chief executive officer, and Bart van Rhijn, chief financial and business officer, will briefly review the Company’s year-end results and provide an update on business activities for the fourth quarter and full year of 2025 before taking questions from participants.

Details of the call are as follows:

Webcast link: click here
Conference call link: click here

Details of the call are also available in the investors section of the Company’s website at www.nanobiotix.com. It is recommended to join 10 minutes prior the event start. A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the Company’s website.

Participants are invited to email their questions in advance to investors@nanobiotix.com.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 30 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

Attachment

  2026-03-26 -- NBTX -- 4Q & FY25 STD -- FINAL (https://ml.globenewswire.com/Resource/Download/f70b8332-ec41-44e8-94e9-a3aa3fb38374)